

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 7, 2018

Via E-mail
Mr. Daniel J. D'Arrigo
Chief Financial Officer
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

> **Re:** **MGM Resorts International**
> **Form 10-K for the year ended December 31, 2017**
> **Form 10-Q for the quarterly period ended March 31, 2018**
> **Filed March 1, 2018 and May 7, 2018, respectively**
> **File No. 001-10362**

Dear Mr. D'Arrigo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities